UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
First Quarter 2023 Results

Lima, Peru, April 27, 2023 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q23) ended March 31, 2023.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter Highlights:
•
1Q23 EBITDA from direct operations was US$ 51.6 million, compared to US$ 86.9 million reported in 1Q22, EBITDA results do not include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha.

•
1Q23 EBITDA including associated companies reached US$ 181.9 million, compared to US$ 233.7 million in 1Q22, EBITDA results do not include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha.

•	1Q23 net income from continuing operations reached US$ 72.2 million, compared to a US$ 134.7 million net income from continuing operations for the same period in 2022.
•
El Brocal ore mined from its open pit was stockpiled during the 1Q23 and was not treated during the quarter. Underground mine production increased to 9,350 tpd during 1Q23, compared to 7,100 tpd in 1Q22, as part of the ramp-up to reach 10,000 tpd during 2023. This stockpiled lead and zinc ore will be treated at El Brocal’s processing plant in 2Q23.

•	Buenaventura’s cash position reached US$ 173.5 million as of March 31, 2023. Net Debt increased to US$ 556.8 million with an average maturity of 3.1 years.
•
1Q23 capital expenditures were US$ 36.2 million, compared to US$ 19.9 million for the same period in 2022. 1Q23 CAPEX includes US$ 9.7 million related to the San Gabriel Project and US$ 8.8 million related to the Yumpag Project.

•	On March 24, 2023, Cerro Verde announced a total dividend distribution of US$ 250 million. Buenaventura will receive US$ 49.0 million relative to its stake in Cerro Verde on April 28, 2023.
•
During 1Q23, operations at Julcani were suspended for 10 days in February 2023 related to anti-government protests which adversely impacted production and mine development. Operations were fully reestablished on February 16, 2023 and Buenaventura plans to recover production in subsequent quarters and expects to meet 2023 production guidance.

Financial Highlights (in millions of US$, except EPS figures):

	1Q23	1Q22	Var
Total Revenues	185.5	232.9	-20%
Operating Income	12.6	32.2	-61%
EBITDA Direct Operations(1)	51.6	86.9	-41%
EBITDA Including Affiliates(1)	181.9	233.7	-22%
Net Income from continuing operations	72.2	134.7	-46%
EPS(2)	0.25	2.38	-89%

(1) Don’t include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha;
(2) As of March 31, 2023, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

1Q23 net sales were US$ 185.5 million, compared to US$ 231.5 million reported in 1Q22; a year-on-year decrease resulting from decreased commodity prices and reduced lead, zinc, and silver volumes sold which was partially offset by increased copper volume sold. No ore from the El Brocal lead and zinc open pit was processed during the first quarter. However, stockpiled lead and zinc ore will be treated at El Brocal’s processing plant in 2Q23.

Operating Highlights	1Q23	1Q22%
Net Sales (millions of US$)	185.5	231.5	-20%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,915	1,896	1%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	1,916	1,891	1%
Average Silver Price (US$/oz.) (2)	22.52	24.10	-7%
Average Lead Price (US$/MT) (2)	2,139	2,363	-9%
Average Zinc Price (US$/MT) (2)	2,004	4,105	-51%
Average Copper Price (US$/MT) (2)	8,972	9,950	-10%

Volume Sold	1Q23	1Q22%
Gold Oz Direct Operations (1)	35,518	40,167	-12%
Gold Oz incl. Associated (3)	38,266	48,421	-21%
Silver Oz	1,310,630	1,887,788	-31%
Lead MT	1,370	4,589	-70%
Zinc MT	1,307	10,179	-87%
Copper MT	11,765	9,734	21%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 1Q23 equity gold production was 36,352 ounces, compared to 41,470 ounces produced in 1Q22, primarily due to La Zanja mining operation suspension since 4Q22. Silver, lead, and zinc production decreased by 38%, 65%, and 83% year on year, respectively. This decrease in production was primarily due to the fact that the El Brocal underground mine was the sole producing mine during 1Q23 as with the adverse impact of the 10-day suspension of activities at Julcani due to protests as described. The Company’s 1Q23 equity copper production was 29,254 MT, compared to 27,257 MT produced in 1Q22.

Equity Production	1Q23	1Q22%
Gold Oz Direct Operations(1)	36,352	41,470	-12%
Gold Oz including Associated(2) Companies	38,972	49,293	-21%
Silver Oz Direct Operations(1)	1,094,691	1,762,701	-38%
Lead MT	1,430	4,142	-65%
Zinc MT	1,552	8,932	-83%
Copper MT Direct Operations(1)	7,518	6,241	20%
Copper MT including Associated Companies(3)	29,254	27,257	7%

Consolidated Production	1Q23	1Q22%
Gold Oz(4)	38,050	43,148	-12%
Silver Oz(4)	1,263,118	2,171,414	-42%
Lead MT(4)	1,430	5,105	-72%
Zinc MT(4)	1,552	12,316	-87%
Copper MT(4)	12,238	10,159	20%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Gold	Oz	10,600	13,867	-24%
Silver	Oz	394,305	419,396	-6%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Gold	US$/Oz	1,169	1,011	16%

1Q23 gold production at Tambomayo decreased 24% year on year, in line with the 2023 planned mining sequence. Cost Applicable to Sales (CAS) increased to 1,169 US$/Oz in 1Q23 from 1,011 US$/Oz in 1Q22. This increase was primarily due to the lower gold grade and narrower veins mined in 1Q23.

Orcopampa (100% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Gold	Oz	19,996	19,031	5%
Silver	Oz	7,618	7,856	-3%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Gold	US$/Oz	947	867	9%

1Q23 results reflect increased gold production at Orcopampa. Cost Applicable to Sales (CAS) increased to 947 US$/Oz in 1Q23, compared to 867 US$/Oz in 1Q22, primarily due to the lower gold grade of ore treated in 1Q23.

La Zanja (100.00% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Gold	Oz	3,051	5,900	-48%
Silver	Oz	6,630	23,363	-72%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Gold	US$/Oz	1,825	2,160	-16%

1Q23 gold production decreased by 48% year on year due to lower than expected gold extraction from the leach pad, as mining and ore stockpiling was suspended in 4Q22. 1Q23 Cost Applicable to Sales (CAS) was 1,825 US$/Oz, a decrease from 2,160 US$/Oz gold production in 1Q22 due to mining activity suspension.

Coimolache (40.10% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Gold	Oz	6,536	19,512	-67%
Silver	Oz	25,485	77,195	-67%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Gold	US$/Oz	3,641	1,276	185%

1Q23 gold production at Coimolache decreased by 67% year on year, primarily due to lower than expected gold extraction from the leach pad, as mining and ore stockpiling was suspended in 4Q22. Cost Applicable to Sales (CAS) increased to 3,641 US$/Oz in 1Q23, from 1,276 US$/Oz in 1Q22 due to decreased gold production.

Uchucchacua (100% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Silver	Oz	N.A.	N.A.	N.A.
Zinc	MT	N.A.	N.A.	N.A.
Lead	MT	N.A.	N.A.	N.A.

Cost Applicable to Sales
		1Q23	1Q22	Var %
Silver	US$/Oz	N.A.	N.A.	N.A.

Exploration and mine development continues as planned at the Uchucchacua mine. The 2H23 target to resume ore beneficiation at Uchucchacua´s processing plant remains unchanged.

Yumpag project construction and permitting continue according to schedule. Production is subject to permit approval, which is expected to be granted in the 2H23 to then begin ore production and haulage to Uchucchacua´s processing plant. Once adequate ore stockpiles have been reached, processing is expected to begin between 4Q23 and 1Q24.

Julcani (100% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Silver	Oz	417,887	661,132	-37%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Silver	US$/Oz	19.50	15.03	30%

1Q23 silver production decreased 37% year on year primarily due to the 10-day limited production and mine developments resulting from suspensions related to the February anti-government protests as well as lower than expected silver grades. 1Q23 Cost Applicable to Sales (CAS) was 19.50 US$/Oz, compared to 15.03 US$/Oz in 1Q22; a 30% year on year increase due to decreased silver production.

El Brocal (61.43% owned by Buenaventura)

Production
		1Q23	1Q22	Var %
Copper	MT	12,238	10,159	20%
Zinc	MT	N.A.	8,772	N.A.
Silver	Oz	436,678	1,059,666	-59%

Cost Applicable to Sales
		1Q23	1Q22	Var %
Copper	US$/MT	6,738	6,632	2%
Zinc	US$/MT	N.A.	2,527	N.A.

El Brocal 1Q23 copper production increased by 20% year on year due to increased ore treated at the Marcapunta underground mine. El Brocal processed nearly 9,500tpd as part of its mine ramp-up phase, and is expected to reach 10,000tpd during 2023. Silver and zinc production decreased by 59% and 100% year on year, respectively, as part as the planned transition to copper from polymetallic ore. No ore from El Brocal’s lead and zinc open pit was processed during the first quarter. However, stockpiled lead and zinc ore increased El Brocal inventories and will be treated at its processing plant in subsequent quarters (1Q23: 232,018 TMS vs. 4Q22: 60,558 TMS).

1Q23 Copper Cost Applicable to Sales (CAS) increased by 2% year on year due to fixed costs from the open pit mine which were absorbed by the underground mine.

General and Administrative Expenses

1Q23 General and Administrative expenses were US$ 18.1 million; a 2% decrease as compared to US$ 18.5 million in 1Q22.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 59.4 million in 1Q23, compared with US$ 75.4 million in 1Q22, comprised of:

Share in the Result of Associates (in millions of US$)	1Q23	1Q22	Var
Cerro Verde	66.6	74.4	-10%
Coimolache	-6.8	1.0	N.A.
Other minor	-0.5	0.0	N.A.
Total	59.4	75.4	-21%

SAN GABRIEL Project

1Q23 CAPEX reached US$ 9.7 million and was primarily related to the Agani campsite completion. This is an extremely important milestone for the project as it enables more personnel to access the project and therefore expedites the latter stages of the construction process.

Item	Description	Progress as of March 31, 2023
1	Engineering	66%
2	Procurement	85%
3	Construction	3%
4	Commissioning	0%
	Total	15%

CERRO VERDE (19.58% owned by Buenaventura)

1Q23 copper production was 111,012 MT, 21,736 MT of which is attributable to Buenaventura; a 3% increase as compared to 107,335 MT produced in 1Q22, 21,016 MT of which was attributable to Buenaventura.

Cerro Verde reported 1Q23 net income of US$ 328.4 million, compared to net income of US$ 379.8 million in 1Q22.

1Q23 Cerro Verde capital expenditures were US$ 54.0 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported a 1Q23 US$ 16.7 million net loss, compared to US$ 2.0 million net income in 1Q22.

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2021 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2022)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

APPENDIX 2

Gold Production			13
Mining Unit	Operating Results	Unit	1Q23	1Q22	△%
Underground
	Ore Milled	DMT	140,194	142,293	-1%
Tambomayo	Ore Grade	Gr/MT	2.79	3.48	-20%
	Recovery Rate	%	84.31	87.36	-3%
	Ounces Produced*	Oz	10,600	13,867	-24%
	Ore Milled	DMT	69,171	59,297	17%
Orcopampa	Ore Grade	Gr/MT	9.39	10.02	-6%
	Recovery Rate	%	95.72	99.64	-4%
	Ounces Produced*	Oz	19,996	19,031	5%
Open Pit
La Zanja	Ounces Produced	Oz	3,051	5,900	-48%
Coimolache	Ounces Produced	Oz	6,536	19,512	-67%

Silver Production
Mining Unit	Operating Results	Unit	1Q23	1Q22	△%
Underground
	Ore Milled	DMT	140,194	142,293	-1%
Tambomayo	Ore Grade	Oz/MT	3.18	3.18	0%
	Recovery Rate	%	88.45	92.54	-4%
	Ounces Produced	Oz	394,305	419,396	-6%
	Ore Milled	DMT	0	0	N.A.
Uchucchacua	Ore Grade	Oz/MT	0.00	0.00	N.A.
	Recovery Rate	%	0.00	0.00	N.A.
	Ounces Produced	Oz	0	0	N.A.
	Ore Milled	DMT	25,432	31,491	-19%
Julcani	Ore Grade	Oz/MT	16.93	21.32	-21%
	Recovery Rate	%	97.02	98.46	-1%
	Ounces Produced	Oz	417,887	661,132	-37%
	Ore Milled	DMT	841,663	637,980	32%
Marcapunta	Ore Grade	Oz/MT	0.89	0.88	1%
	Recovery Rate	%	56.70	53.69	6%
	Ounces Produced	Oz	424,102	302,408	40%
Open Pit
	Ore Milled	DMT	14,856	98,937	-85%
Tajo Norte	Ore Grade	Oz/MT	1.53	2.31	-34%
Cu - Ag	Recovery Rate	%	55.32	52.68	5%
	Ounces Produced	Oz	12,576	119,639	-89%
	Ore Milled	DMT	0	592,112	N.A.
Tajo Norte	Ore Grade	Oz/MT	0.00	1.89	N.A.
Pb - Zn	Recovery Rate	%	0.00	57.04	N.A.
	Ounces Produced	Oz	0	637,619	N.A.

Zinc Production
Mining Unit	Operating Results	Unit	1Q23	1Q22	△%
Underground
	Ore Milled	DMT	140,194	142,293	-1%
Tambomayo	Ore Grade	%	1.35	3.03	-55%
	Recovery Rate	%	81.86	82.19	0%
	MT Produced	MT	1,552	3,543	-56%
	Ore Milled	DMT	0	0	N.A.
Uchucchacua	Ore Grade	%	0.00	0.00	N.A.
	Recovery Rate	%	0.00	0.00	N.A.
	MT Produced	MT	0	0	N.A.
Open Pit
	Ore Milled	DMT	0	592,112	N.A.
Tajo Norte	Ore Grade	%	0.00	2.51	N.A.
Pb - Zn	Recovery Rate	%	0.00	58.72	N.A.
	MT Produced	MT	0	8,772	N.A.

Copper Production
Mining Unit	Operating Results	Unit	1Q23	1Q22	△%
Underground
	Ore Milled	DMT	841,663	637,980	32%
Marcapunta	Ore Grade	%	1.64	1.76	-7%
	Recovery Rate	%	87.78	83.90	5%
	MT Produced	MT	12,163	9,408	29%
	Ore Milled	DMT	14,856	98,937	-85%
Tajo Norte	Ore Grade	%	0.85	1.24	-32%
Cu - Ag	Recovery Rate	%	59.29	60.25	-2%
	MT Produced	MT	75	751	-90%

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	1Q23	1Q22
Net Income	72,812	614,667
Add / Substract:	-21,218	-227,735
Depreciation and amortization in costs of sales	31,438	45,721
Loss (gain) on currency exchange difference	-9,407	-47,810
Provision (credit) for income tax, net	-2,955	13,794
Interest expense	13,884	16,571
Impairment (reversal) of inventories	7,390	-347
Provision of bonuses and compensations	5,162	3,938
Workers´ participation provision	1,407	5,191
Depreciation and amortization in administration expenses	646	918
Loss from discontinued operations	-582	-479,997
Depreciation and amortization in other, net	24	25
Share in associated companies by the equity method, net	-59,363	-75,420
Interest income	-1,824	-9,573
Provision (reversal) for contingencies	-7,038	-746
Income from sale of investment in Yanacocha	0	300,000
EBITDA Buenaventura Direct Operations	51,594	386,932
EBITDA Cerro Verde (19.58%)	132,571	141,974
EBITDA Coimolache (40.095%)	-2,249	4,817
EBITDA Buenaventura + All Associates	181,916	533,723

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2022	2021
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	100,148	107,968
Add:
Consolidated Exploration in units in operation	12,533	14,017
Consolidated Commercial deductions	40,468	50,885
Consolidated Selling expenses	3,428	4,592
Consolidated Cost applicable to sales	156,577	177,462

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2022	2021
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	32	0
Julcani, Silver	6,308	7,266
Julcani, Lead	131	82
Julcani, Copper	93	54
Orcopampa, Gold	17,088	13,828
Orcopampa, Silver	59	62
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	0	0
Uchucchacua, Lead	0	0
Uchucchacua, Zinc	0	0
Tambomayo, Gold	8,967	8,528
Tambomayo, Silver	4,260	3,072
Tambomayo, Zinc	1,371	2,042
Tambomayo, Lead	1,615	4,559
La Zanja, Gold	5,580	11,709
La Zanja, Silver	229	558
El Brocal, Gold	2,144	1,951
El Brocal, Silver	3,351	7,546
El Brocal, Lead	43	1,907
El Brocal, Zinc	0	10,344
El Brocal, Copper	44,346	33,877
Non Mining Units	4,529	584
Consolidated Cost of sales, excluding depreciation and amortization	100,148	107,968

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2022	2021
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	7	0
Julcani, Silver	1,363	1,442
Julcani, Lead	28	16
Julcani, Copper	20	11
Orcopampa, Gold	1,652	2,674
Orcopampa, Silver	6	12
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	6,518	0
Uchucchacua, Lead	0	0
Uchucchacua, Zinc	0	0
Uchucchacua	0	2,852
Tambomayo, Gold	332	1,090
Tambomayo, Silver	158	393
Tambomayo, Lead	51	261
Tambomayo, Zinc	60	583
La Zanja, Gold	188	686
La Zanja, Silver	8	33
El Brocal, Gold	92	139
El Brocal, Silver	144	538
El Brocal, Lead	2	136
El Brocal, Zinc	0	737
El Brocal, Copper	1,904	2,415
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	12,533	14,017

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended March 31
	2022	2021
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	-10
Julcani, Silver	321	704
Julcani, Lead	6	8
Julcani, Copper	4	4
Orcopampa, Gold	345	81
Orcopampa, Silver	-1	1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	1,298	0
Uchucchacua, Lead	0	0
Uchucchacua, Zinc	0	0
Uchucchacua	0	229
Tambomayo, Gold	1,362	2,045
Tambomayo, Silver	742	999
Tambomayo, Lead	213	443
Tambomayo, Zinc	931	5,059
La Zanja, Gold	66	43
La Zanja, Silver	6	3
El Brocal, Gold	1,502	1,545
El Brocal, Silver	2,436	5,106
El Brocal, Lead	18	1,179
El Brocal, Zinc	-88	6,827
El Brocal, Copper	31,303	26,620
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	40,468	50,885

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended March 31
	2022	2021
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	61	154
Julcani, Lead	1	2
Julcani, Copper	1	1
Orcopampa, Gold	164	153
Orcopampa, Silver	1	1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	653	0
Uchucchacua, Lead	0	0
Uchucchacua, Zinc	0	0
Uchucchacua		312
Tambomayo, Gold	283	656
Tambomayo, Silver	135	236
Tambomayo, Lead	43	157
Tambomayo, Zinc	51	351
La Zanja, Gold	26	32
La Zanja, Silver	1	2
El Brocal, Gold	77	81
El Brocal, Silver	121	311
El Brocal, Lead	2	79
El Brocal, Zinc	0	427
El Brocal, Copper	1,602	1,398
Non Mining Units	206	238
Consolidated Selling expenses	3,428	4,592

	JULCANI
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32	6,308	131	-	93	6,565	-	7,266	82	-	54	7,402
Add:
Exploration Expenses (US$000)	7	1,363	28	-	20	1,418	-	1,442	16	-	11	1,469
Commercial Deductions (US$000)	2	321	6	-	4	333	-10	704	8	-	4	706
Selling Expenses (US$000)	0	60.54	1.26	-	1	63	-	154.11	1.75	-	1.14	157
Cost Applicable to Sales (US$000)	41	8,052	167	-	119	8,379	-10	9,566	109	-	70	9,734
Divide:
Volume Sold	25	412,890	94	-	16	Not Applicable	0	636,311	76	-	11	Not Applicable
CAS	1,643	19.50	1,782	-	7,244	Not Applicable	-	15.03	1,436	-	6,152	Not Applicable

	ORCOPAMPA
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,088	59	-	-	-	17,147	13,828	62	-	-	-	13,890
Add:					-
Exploration Expenses (US$000)	1,652	6	-	-	-	1,658	2,674	12	-	-	-	2,686
Commercial Deductions (US$000)	345	-1	-	-	-	345	81	1	-	-	-	81
Selling Expenses (US$000)	164	1	-	-	-	165	153	1	-	-	-	154
Cost Applicable to Sales (US$000)	19,250	65	-	-	-	19,315	16,736	76	-	-	-	16,811
Divide:
Volume Sold	20,326	6,699	-	-	-	Not Applicable	19,307	6,928	-	-	-	Not Applicable
CAS	947	9.73	-	-	-	Not Applicable	867	10.93	-	-	-	Not Applicable

	UCHUCCHACUA
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-					-	-
Add:
Exploration Expenses (US$000)	-	6,518	-	-	-	6,518					-	2,852
Commercial Deductions (US$000)		1,298				1,298					-	229
Selling Expenses (US$000)	-	653	-	-	-	653					-	312
Cost Applicable to Sales (US$000)	-	8,469	-	-	-	8,469	-	-	-	-	-	3,393
Divide:
Volume Sold	-	130,642	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable
CAS	-	64.82	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable

	TAMBOMAYO
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,967	4,260	1,371	1,615	-	16,213	8,528	3,072	2,042	4,558.83	-	18,200
Add:
Exploration Expenses (US$000)	332	158	51	60	-	601	1,090	393	261	583	-	2,326
Commercial Deductions (US$000)	1,362	742	213	931	-	3,249	2,045	999	443	5,059	-	8,546
Selling Expenses (US$000)	283	135	43	51	-	512	656	236	157	351	-	1,401
Cost Applicable to Sales (US$000)	10,945	5,295	1,678	2,657	-	20,575	12,319	4,700	2,902	10,551	-	30,473
Divide:
Volume Sold	9,360	370,299	1,189	1,269	-	Not Applicable	12,181	351,077	2,275	2,922	-	Not Applicable
CAS	1,169	14.30	1,412	2,094	-	Not Applicable	1,011	13.39	1,276	3,610	-	Not Applicable

	LA ZANJA
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,580	229	-	-	-	5,809	11,709	558	-	-	-	12,267
Add:
Exploration Expenses (US$000)	188	8	-	-	-	196	686	33	-	-	-	719
Commercial Deductions (US$000)	66	6	-	-	-	72	43	3	-	-	-	46
Selling Expenses (US$000)	26	1	-	-	-	27	32	2	-	-	-	34
Cost Applicable to Sales (US$000)	5,861	243	-	-	-	6,104	12,471	595	-	-	-	13,066
Divide:
Volume Sold	3,211	10,942	-	-	-	Not Applicable	5,773	21,818	-	-	-	Not Applicable
CAS	1,825	22.23	-	-	-	Not Applicable	2,160	27.25	-	-	-	Not Applicable

	BROCAL
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,144	3,351	43	-	44,346	49,885	1,951	7,546	1,907	10,344	33,877	55,625
Add:
Exploration Expenses (US$000)	92	144	2	-	1,904	2,142	139	538	136	737	2,415	3,965
Commercial Deductions (US$000)	1,502	2,436	18	-88	31,303	35,172	1,545	5,106	1,179	6,827	26,620	41,277
Selling Expenses (US$000)	77	121	2	-	1,602	1,802	81	311	79	427	1,398	2,296
Cost Applicable to Sales (US$000)	3,815	6,052	65	-88	79,155	89,001	3,715	13,501	3,301	18,336	64,310	103,163
Divide:
Volume Sold	2,595	379,158	88	38	11,748	Not Applicable	2,907	852,933	2,239	7,256	9,697	Not Applicable
CAS	1,470	15.96	744	-	6,738	Not Applicable	1,278	15.83	1,475	2,527	6,632	Not Applicable

	NON MINING COMPANIES
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,529	-	-	-	-	-	584
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	206	-	-	-	-	-	238
Total (US$000)	-	-	-	-	-	4,735	-	-	-	-	-	822

	BUENAVENTURA CONSOLIDATED
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,811	14,208	1,545	1,615	44,440	100,148	36,015	18,504	4,031	14,903	33,931	107,968
Add:
Exploration Expenses (US$000)	2,272	8,196	81	60	1,924	12,533	4,589	2,417	413	1,320	2,425	14,017
Commercial Deductions (US$000)	3,278	4,802	238	843	31,308		3,704	6,812	1,630	11,886	26,623	50,885
Selling Expenses (US$000)	551	971	46	51	1,603	3,428	923	704	238	778	1,399	4,592
Cost Applicable to Sales (US$000)	39,912	28,177	1,910	2,569	79,274	116,109	45,231	28,437	6,312	28,887	64,379	177,462
Divide:
Volume Sold	35,518	1,310,630	1,370	1,307	11,765	Not Applicable	40,167	1,869,066	4,589	10,179	9,709	Not Applicable
CAS	1,124	21.50	1,394	1,966	6,738	Not Applicable	1,126	15.21	1,375	2,838	6,631	Not Applicable

	COIMOLACHE
	1Q 2023						1Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,432	956	-	-	-	22,388	23,760	1,283	-	-	-	25,043
Add:
Exploration Expenses (US$000)	3,364	150	-	-	-	3,514	2,015	109	-	-	-	2,124
Commercial Deductions (US$000)	39	3	-	-	-	42	254	30	-	-	-	284
Selling Expenses (US$000)	118	5	-	-	-	123	243	13	-	-	-	256
Cost Applicable to Sales (US$000)	24,952	1,115	-	-	-	26,067	26,272	1,435	-	-	-	27,707
Divide:
Volume Sold	6,854	24,909	-	-	-	Not Applicable	20,586	96,634	-	-	-	Not Applicable
CAS	3,641	44.75	-	-	-	Not Applicable	1,276	14.85	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 1Q23

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q23		1Q23		1Q23		1Q23

Au Ounces Sold Net		29,712		3,211		6,854		35,671

	1Q23		1Q23		1Q23		1Q23
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	41,696	1,403	9,151	2,850	22,388	3,266	59,823	1,677
Exploration in Operating Units	10,195	343	197	61	3,513	513	11,801	331
Royalties	3,038	102	0	0	0	0	3,038	85
Comercial Deductions[3]	5,225	176	72	22	42	6	5,313	149
Selling Expenses	1,393	47	27	8	122	18	1,469	41
Administrative Expenses	11,097	373	595	185	1,025	150	12,103	339
Other, net	1,230	41	129	40	-154	-22	1,297	36
Sustaining Capex[4]	583	20	39	12	2,509	366	1,628	46

By-product Credit	-27,350	-921	-264	-82	-590	-86	-27,851	-781

All-in Sustaining Cost	47,106	1,585	9,946	3,097	28,855	4,210	68,622	1,924

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q22		1Q22		1Q22		1Q22

Au Ounces Sold Net		31,488		5,773		20,586		45,515

	1Q22		1Q22		1Q22		1Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	41,361	1,314	11,482	1,989	25,043	1,217	62,884	1,382
Exploration in Operating Units	9,333	296	719	125	2,124	103	10,904	240
Royalties	2,934	93	0	0	0	0	2,934	64
Comercial Deductions[3]	9,562	304	46	8	284	14	9,722	214
Selling Expenses	2,157	69	34	6	256	12	2,294	50
Administrative Expenses	12,075	383	684	118	905	44	13,122	288
Other, net	-831	-26	-108	-19	-372	-18	-1,088	-24
Sustaining Capex[4]	1,460	46	34	6	4,403	214	3,259	72

By-product Credit	-41,720	-1,325	-519	-90	-2,077	-101	-43,071	-946

All-in Sustaining Cost	36,331	1,154	12,372	2,143	30,566	1,485	60,959	1,339

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of March 31, 2023 (unaudited) and December 31, 2022 (audited)

	2023	2022
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	173,493	253,918
Trade and other receivables	256,428	221,899
Inventories	88,264	88,345
Income tax credit	26,516	28,046
Prepaid expenses	22,641	19,333
Hedge derivative financial instruments	-	8,839
	567,342	620,380

Non-current assets
Trade and other receivables	685,964	673,627
Investments in associates and joint venture	1,530,978	1,520,977
Property, plant, equipment and development cost	1,546,863	1,535,195
Deferred income tax asset	118,521	106,170
Prepaid expenses	22,812	23,033
Other non-financial assets	23,670	23,845
	3,928,808	3,882,847
Total assets	4,496,150	4,503,227

Liabilities and equity
Current liabilities
Trade and other payables	199,771	247,989
Provisions	93,350	94,171
Income tax payable	2,853	2,366
Financial obligations	34,698	35,071
	330,672	379,597
Non-current liabilities
Trade and other payables	4,401	3,553
Provisions	204,570	204,347
Financial obligations	695,564	703,463
Contingent consideration liability	17,710	16,905
Deferred income tax liabilities	32,152	32,421
	954,397	960,689

Total liabilities	1,285,069	1,340,286

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,372	163,270
Other reserves	31,897	31,897
Other reserves of equity	(1,491)	2,184
Retained earnings	1,887,623	1,841,761
Shareholders’ equity attributable to owners of the parent	3,051,139	3,008,850
Non-controlling interest	159,942	154,091
Total equity	3,211,081	3,162,941
Total liabilities and equity	4,496,150	4,503,227

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
For the three-month periods ended March 31, 2023 and 2022

	2023	2022
Continuing operations	US$(000)	US$(000)
Operating income
Sales of goods	182,123	227,855
Sales of services	3,375	3,683
Royalty income	-	1,381
Total operating income	185,498	232,919

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(99,171)	(107,418)
Unabsorbed cost due to production stoppage	(5,001)	(6,079)
Cost of sales of services, excluding depreciation and amortization	(977)	(550)
Depreciation and amortization	(31,438)	(45,721)
Exploration in operating units	(12,533)	(14,017)
Mining royalties	(4,220)	(4,409)
Total costs of sales	(153,340)	(178,194)
Gross profit	32,158	54,725

Operating income (expenses)
Administrative expenses	(18,090)	(18,494)
Selling expenses	(3,428)	(4,592)
Exploration in non-operating areas	(1,815)	(2,044)
Reversal of contingencies	7,038	746
Other, net	(3,298)	1,891
Total operating income (expenses)	(19,593)	(22,493)

Operating profit	12,565	32,232

Share in the results of associates and joint venture	59,363	75,420
Foreign currency exchange difference	9,407	47,810
Finance income	1,824	9,573
Finance costs	(13,884)	(16,571)
Profit before income tax	69,275	148,464

Current income tax	(7,066)	(22,330)
Deferred income tax	10,021	8,536
	2,955	(13,794)

Profit from continuing operations	72,230	134,670

Profit from discontinued operations	582	479,997
Net profit	72,812	614,667

Profit attributable to:
Owners of the parent	64,404	604,524
Non-controlling interest	8,408	10,143
	72,812	614,667

Basic and diluted profit per share, stated in U.S. dollars	0.25	2.38

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month periods ended March 31, 2023 and 2022

	2023	2022
	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services	183,472	235,299
Recovery from value added tax	8,361	8,027
Interest received	1,471	263
Dividends received from associates	401	-
Dividends received from investments	150	-
Royalty received	-	5,643
Payments to suppliers and third-parties, and other net	(165,528)	(188,893)
Payments to employees	(32,092)	(33,579)
Interest paid	(17,507)	(20,052)
Short-term and low value lease payments	(8,459)	(7,594)
Income tax and royalties paid to the Peruvian State	(4,494)	(57,497)
Payment of royalties	(3,038)	(2,934)

Net cash and cash equivalents used in operating activities	(37,263)	(61,317)

Cash flows of investing activities
Payments for acquisition of property, plant and equipment	(36,185)	(19,863)
Payments for acquisitions of other assets	(248)	(94)
Proceeds from sale of property, plant and equipment	2,139	42
Collection for sale of participation in Yanacocha	-	300,000
Collection for purchase of La Zanja shares	-	45,000

Net cash flows from (used in) investing activities	(34,294)	325,085

Cash flows of financing activities
Payments of financial obligations	(7,759)	(280,396)
Lease payments	(1,122)	(1,010)
Decrease of bank accounts in trust	13	7
Increase of restricted time deposits	-	29,117
Proceeds from bank loans	-	(50,000)
Dividends paid to non-controlling interest	-	(1,075)
Net cash and cash equivalents used in financing activities	(8,868)	(303,357)

Decrease in cash and cash equivalents	(80,425)	(39,589)
Cash and cash equivalents at beginning of the period	253,918	376,999

Cash and cash equivalents at the end of the period	173,493	337,410

	2023	2022
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit	72,812	614,667

Plus (less):
Share in the results of associates and joint venture	(59,363)	(75,420)
Deferred income tax (continuing operations)	(10,021)	(8,536)
Exchange difference	(9,407)	(47,810)
Reversal (provision) of contingencies	(7,038)	(746)
Depreciation and amortization in cost of sales	31,438	45,721
Non - cash discontinued operations	(1,423)	(524,844)
Reversal (provision) for estimated fair value of sales	2,179	(5,408)
Workers´ participation provision	1,407	5,191
Bonus provision - executives & employes	5,162	3,938
Other minor	1,635	(4,436)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	20,222	32,505
Inventories	(7,309)	(11,268)
Income tax credit	1,530	-
Prepaid expenses	(1,139)	2,319

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(77,964)	(94,690)
Provisions	(872)	(2,080)
Income tax payable	487	9,580

Proceeds from dividends in associates	401	-

Net cash and cash equivalents used in operating activities	(37,263)	(61,317)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 27, 2023